Filed Pursuant to Rule 433

Registration Statement No. 333-209526

January 12, 2017

Final Term Sheet

$500,000,000 1.800% Notes due 2019

Issuer:	Stryker Corporation

Security Type:	1.800% Notes due 2019

Principal Amount:	$500,000,000

Maturity Date:	January 15, 2019

Interest Payment Dates:	Each January 15 and July 15, commencing July 15, 2017

Coupon (Interest Rate):	1.800%

Price to Public:	99.979%

Benchmark Treasury:	1.250% due December 31, 2018

Spread to Benchmark Treasury:	T+65 bps

Benchmark Treasury Yield:	1.161%

Yield to Maturity:	1.811%

Make Whole Call:	T+10 bps

CUSIP / ISIN:	863667AP6 / US863667AP63

Expected Ratings*:	Baa1 (outlook stable) (Moody’s)/ A (outlook stable) (Standard & Poor’s)

Trade Date:	January 12, 2017

Settlement Date:	January 18, 2017 (T+3)

Book-Running Manager:	J.P. Morgan Securities LLC

*Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533.